Mail Stop 6010

September 8, 2006

Genemen Inc.
C/O Business First Formations, Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502-6030

Re: Genemen, Inc.
Amendment No. 2 to the Registration Statement on Form SB-2
File No. 333-135352

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1. We note your response to comment 2 and the revision to the risk factor which is currently entitled "Because we can issue additional shares of common stock, holders of our common stock may incur immediate dilution and may experience further dilution" on page 10 of your document. Previously, the risk factor disclosure also contained disclosure related to the risks related to the resale of shares by existing shareholders that could result in significant downward pressure on the price of your common stock and the negative impact that it would have on your ability to sell additional equity securities. Additionally, your risk factor previously discussed you obtaining loans that would increase your liabilities and future cash commitments on one hand and on the other hand, the consequences to you if were unable to obtain financing in the amounts you required.

Please tell us why you deleted discussion related to the above referenced risks or revise your document to include discussion related to those risks.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct questions accounting questions to Todd Sherman at (202) 551-3650 or Kevin Woody, Accounting Branch Chief at (202) 551-3629. Direct all other questions to Song P. Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David K. Fraser, Esq.
        Fraser and Company LLP
        West Hastings Street, Suite 1200-999
        Vancouver, B.C. V6C 2W2